Branden T. Burningham

Attorney at Law

455 East 500 South, Suite 205

Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA

TELEPHONE:  (801) 363-7411

FACSIMILE:  (801) 355-7126

July 3, 2008

Jeffrey Riedler, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

LipidViro Tech, Inc., a Nevada corporation (the "Company")

Revised Preliminary Information Statement on Schedule 14C

Commission File No. 0-49655

Dear Mr. Riedler:

Attached hereto is the above-referenced document, which has been prepared in response to your comment letter dated June 24, 2008.  The margins of the amended document have been marked to indicate the revisions that have been made in response to your comment letter, with the numbers in the margins corresponding to the paragraph numbers of your letter and this letter.  The paragraphs containing these revisions have also been marked with the standard  and  tags.

1.  We note that your page numbering from page 7 onward is confusing and hard to follow.  For example, page 8 also contains reference as Page 1.  Please revise your page numbers accordingly.

The internal page numbering within the financial statements has been deleted and the pagination of the revised preliminary information statement has been revised to read sequentially from beginning to end.

2.  We note your responses to comments 3 and 25 specifically to the incorporation by reference section and your undertaking to provide shareholders copies of any documents you have incorporated by reference.  However, because it does not appear you are S-3 eligible, you are required to deliver documents incorporated by reference with the delivery of your information statement.  In that regard, please revise the incorporation by reference disclosure to reference the 10-Q, 10-KSB/A, and 8-Ks to reference the [sic] these documents as “provided with the information statement” and confirm that they will be sent with the information statement.

The disclosure at the end of this revised preliminary information statement has been revised to indicate that the referenced reports are provided with the information statement and I confirm that they will be so provided.

3.  We note your response to comment 13 and your revised disclosure where you indicate under the column entitled “Filing Date and Status” that some of the applications have “lapsed.”  Please explain what the term means to your application.

The discussion of the patent applications’ status on pages 4 and 5 has been revised to indicate that the patents formerly identified as having “lapsed” were actually abandoned, and states the reasons for such abandonment.  This disclosure has also been updated to reflect recent filings with the U.S. Patent and Trademark Office.

4.  Additionally, you indicate in some places that the patent applications are “Provisional Applications.”  Please explain what that means.

A brief definition of a “provisional application” has been added where indicated on page 5 under “Proposal 2 – Approval of the Sale of the Technology.”

5.  We note your response to comment 19 and your revised disclosure.  Please revise to clearly state that the subsidiary, LipidViro Utah, will have no assets and no rights at the time the subsidiary is sold to Benedente.

A new sentence has been added at the end of the fourth paragraph under “Proposal 3 – Disposition of All of the Company’s Shares of LipidViro Utah” to state that LipidViro Utah will not have any patent rights or other material assets at the time that a controlling interest is transferred to Benedente.

6.  We note your response to comment 22 and your revised disclosure that the purchase price was “arrived at following arm’s length negotiation between the Optionors and Jenson Services.”  Please explain what factors were considered during the negotiations.  Additionally, provide us with an analysis supporting the determination that the negotiations were at arms length.  Your analysis should address whether Jenson Services, Thomas Howells, Kelly Trimble and Travis Jenson owned shares of common stock on the date the agreement was entered into and whether there were any affiliations between them and Benedente Holdings, B’Chesed, Sleepy Lion, Steve Keyser or Keith Keyser.

The requested disclosure has been added where indicated on page 15 under the caption “Changes in Control.”

7.  We note your response to comment 24 and your revised disclosure that Jenson Services agreed to pay Mr. Keyser the sum of $200,000, less $158,782.54, the amount due to 18 creditors whom you have described on page 6.  We also note that the settlement of such debt is to be negotiated by Mr. Keyser.  If he is successful in settling that debt, will he be entitled to receive the benefit of reducing the debt amount?  For example, will the amount he receives from Jenson be the sum of $200,000, less the total debt amount he is able to negotiate on behalf of the company?

The penultimate paragraph under “Changes in Control” on page 15 has been revised to clarify the method used to determine the amount payable to Mr. Keyser upon completion of a merger or acquisition transaction, and an example has been provided.

In addition to the above changes, the closing bid price of the Company’s common stock; the number of outstanding shares; and the beneficial ownership tables have been updated to July 2, 2008.  Please see pages 3 and 14 of the revised preliminary information statement.

Please advise whether there will be any additional comments on this filing.

Thank you very much.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham